UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 333-221916

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Our subsidiary in Argentina, Aeropuertos Argentina 2000 S.A. (“AA2000”), files quarterly financial statements (both on a consolidated and individual basis) in accordance with the accounting framework established by the Comision Nacional de Valores (“CNV”) and other periodic reports and notices in Spanish with the CNV in Argentina because certain of its debt securities are subject to the public offering regime in Argentina. All such reports and notices are available at the website of the CNV (http://www.cnv.gob.ar). AA2000 also files quarterly consolidated and individual financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”) in English to the Luxembourg Stock Exchange on which these debt securities are listed and to the trustee under the indenture governing these debt securities. We are furnishing the information under cover of this Form 6-K to make this information available to the holders of our common shares.

This Form 6-K contains a free translation into English of the stand-alone consolidated financial statements for the fiscal year ended December 31, 2018 of AA2000 (the “AA2000 Consolidated Financial Statements”) as well as the stand-alone condensed individual financial statements for the fiscal year ended December 31, 2018 of AA2000 (the “AA2000 Individual Financial Statements” and jointly with the AA2000 Consolidated Financial Statements, the “AA2000 Financial Statements”) that have been made publicly available in Argentina in Spanish. The AA2000 Financial Statements have been prepared in accordance with the accounting framework established by the CNV, which is based on the application of the International Financial Reporting Standards (“IFRS”). We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, as measured by the wholesale price index published by the INDEC, exceeded 100%. Accordingly, IAS 29 guidance is applicable to our financial statements for periods ending after July 1, 2018. IAS 29 requires the financial information of an entity whose functional currency is a currency of a hyperinflationary economy to be adjusted by applying a general price index and expressed in the measuring unit at the end of the reporting period and then such financial information to be translated into the presentation currency at the prevailing exchange rate. As of July 1, 2018, the peso qualifies as a currency of a hyperinflationary economy, and we are required to apply inflationary adjustments to AA2000 Financial Statements. These AA2000 Financial Statements are presented in Argentine pesos and were audited in accordance with International Standards on Auditing as approved by the International Auditing and Assurance Standards Board (IAASB).

There are certain differences between the AA2000 Consolidated Financial Statements and the consolidating information for the Argentine segment included in the consolidated financial statements of Corporación América Airports S.A. (“CAAP”), such as AA2000’s own transition date to IFRS and its reporting currency, among others.

As a result, the AA2000 Financial Statements contained in this Form 6-K are for informational purposes only and not comparable to the financial information included in the Argentine segment in the consolidated financial statements of CAAP to be included in our annual report on Form 20-F and that will consolidate the results of operations and financial condition of all our subsidiaries. Furthermore, neither the AA2000 Consolidated Financial Statements nor the AA2000 Individual Financial Statements should be construed as any indication of how our Argentina segment information will be presented in the consolidated financial statements of CAAP.

Exhibits

Exhibit No.	Description
99.1	Free translation into English of AA2000 Condensed Consolidated Interim Financial Statements for the fiscal year ended December 31, 2018.
99.2	Free translation into English of AA2000 Condensed Individual Interim Financial Statements for the fiscal year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2019

Corporación America Airports S.A.

By:	/s/ Andres Zenarruza

Name: Andres Zenarruza
Title: Legal Manager

By:	/s/ Raúl Guillermo Francos

Name: Raúl Guillermo Francos
Title: Chief Financial Officer